NEWS RELEASE	TSX Venture Exchange Trading Symbol: BZA

AMERICAN BONANZA DRILLS 3.0 METRES GRADING 38.2 GRAMS PER TONNE GOLD

December 15, 2004 - AMERICAN BONANZA GOLD MINING CORP. (TSX Venture: BZA) (“Bonanza”) announces that, at the 100% owned high-grade Copperstone gold project in Arizona, significant underground and surface drilling work continues with 22,650 metres of a 40,000 metre drilling program completed to date; 122 drill holes have been completed and approximately 10 more have been drilled and are being processed. The program is designed to convert resources into measured resources or reserves in the D and C zones while testing additional exploration targets down dip and along strike. Exploration programs at Copperstone continue to develop, with substantial research, geophysical interpretation, geological modelling and drilling. Results will be announced as confirmed.

D-Zone Underground Core Drilling

Underground core drilling continues at the D-Zone. Objectives of the program are conversion of known indicated and inferred resources into measured resources and reserves, and mine planning. A total of 50 holes have been drilled with a combined length of 5,028 metres. Approximately 2,000 metres in 26 planned holes remain to be drilled in the program, which is about 65% complete and has a budget for the entire program of approximately US$1 million.

The most significant intercepts in the new assay results include a 1.5 metre zone grading 54.0 g/t gold, in drill hole number DU4-50, a 1.5 metre zone grading 10.1 g/t gold and a 1.0 metre zone grading 14.7 g/t gold in drill hole number DU4-45, and a 3.6 metre zone grading 5.8 g/t gold in drill hole number DU4-43.

As previously reported, these D-Zone drill intercepts are oblique to the mineralized Copperstone fault; true thicknesses of the D-Zone range up to 7 metres thick. The following table is a summary of assay results for this group of underground holes from the D-Zone drilling program; all drill fans were drilled to the North, East and Northeast into the Copperstone Fault zone on approximately fifty-foot centres, assays are pending for DU4-48 and DU4-49:

Hole ID	From – To (ft)	Intercept (m)	Gold (g/t)	Gold (opt)	Copper (%)
DU4-43	116.3-128	3.6	5.8	0.169	0.3
DU4-44	121-126.2	1.6	2.8	0.081	0.5
	311-315.3	1.3	7.1	0.206	TR
DU4-45	135.3-140.3	1.5	10.1	0.296	TR
	150.7-154	1.0	14.7	0.430	TR
	163.3-164.5	0.4	6.9	0.201	TR
	176.9-181.1	1.3	5.5	0.159	TR
DU4-50	65.6-70.4	1.5	54.0	1.576	0.3

The main focus of this portion of the D-Zone drilling campaign is to resolve structural questions regarding the northern boundary of the gold mineralization in this area; interpretation of results continues. Drill holes DU-46 and 47 did not contain significant gold mineralization.

Highwall Core Drilling Program

The High Wall drilling program is immediately to the north of the open pit, to the Southeast of the C-Zone and the D-Zone. Objectives of the program are confirmation of known indicated and inferred resources, conversion of those resources to measured resources and reserves, and expansion of the resource base north of the open pit. The program is approximately 50% complete with 50 drill holes drilled with a combined length of 12,720 metres.

The target of this drilling is high-grade gold mineralization known to exist in the base of the high wall of the open pit and extending to the north along strike of the Copperstone Fault.

New results include 3.0 metres grading 38.2 g/t gold in drill hole number H4-43 and 3.0 metres grading 35.2 g/t gold in drill hole number H4-36. The table below shows the new assay results from the Highwall core drilling program:

Hole ID	From - To (ft)	Intercept (m)	Gold (g/t)	Gold (opt)	Copper (%)
H4-36	854-885	9.4	13.1	0.383	1.0
including	854-864	3.0	35.2	1.026	1.5
and	926-928.5	0.8	TR	TR	3.0
H4-37	855-865	3.0	3.5	0.101	0.2
H4-39	885-890	1.5	TR	TR	3.7
H4-40	834-857	7.0	2.3	0.068	1.7
H4-42	832-835	0.9	15.1	0.440	0.9
and	855.5-858.8	1.0	4.4	0.127	TR
H4-43	710-735	7.6	15.8	0.460	0.8
including	725-735	3.0	38.2	1.115	0.6
H4-44	907-927.5	6.1	3.8	0.111	TR
H4-46	821-834	4.0	5.8	0.169	0.7
H4-47	858.5-863.8	1.6	6.2	0.181	0.8
H4-48	585-600	4.6	6.9	0.201	TR
including	590-595	1.5	17.8	0.519	TR
H4-48	825.8-838.5	3.9	5.8	0.168	0.6
H4-49	620-640	6.1	2.1	0.062	TR
and	755.5-763	2.3	4.8	0.140	TR
and	779-782	0.9	8.5	0.249	TR
H4-50	620-630	3.0	5.8	0.169	0.8
and	666.8-672	1.6	6.6	0.192	0.5
and	680-685.7	1.7	2.4	0.070	1.2
and	697-712	4.6	6.8	0.197	0.3
H4-51	639-642	1.0	12.1	0.354	TR
H4-52	749-753	1.2	11.2	0.327	TR

A portion of this phase of the Highwall drilling campaign was directed at confirming areas thought to lie between the known gold zones. Drill holes H4-35, 38, 41, and 45 did not contain significant gold mineralization.

These intervals are drilled nearly perpendicular to the targeted structure; these intervals are all near true thickness intervals. This drilling will continue throughout the year and will move toward the B zone, the C zone and D zone as drilling progresses, and will approach 30,000 metres in about 100 drill holes at a total cost of US$4 million by completion of the program.

DETAILED INFORMATION

The Copperstone gold mineralization occurs within a package of sedimentary and volcanic rocks, in northwest striking, moderate to shallow dipping fault zones, principally the Copperstone Fault. Intensely sheared, altered and replaced rock characterizes the Copperstone Fault in the vicinity of the D-Zone. Alteration consisting of intense hematite and magnetite replacement, chloritization and silicification has been observed in the Copperstone Fault underground and is consistent with alteration visible in previous drilling and the current drilling from surface.

Gold mineralization is restricted to these fault zones, with little to no gold mineralization present in the wallrocks. Future exploration and development efforts will target these mineralized faults to follow up along strike and dip from the current results and previously drilled mineralization.

Drilling services are being provided by international drilling contractors: Layne Christensen Company of Chandler, Arizona, Ruen Drilling Inc. of Clark Fork, Idaho and Diversified Drilling LLC of Missoula, Montana. The drilling and assaying are conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

The surface program core is HQ size, equaling 2.625 inches in diameter and the underground core is NQ size, equaling 2 inches in diameter. The core samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza’s facilities are secure, inside the fenced compound. The core is transported to Bonanza’s core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples.

Assay sample sizes average 6.4 pounds for the surface drilling, assay sample sizes average 4.4 pounds for the underground drilling. The core samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site.

DATS Trucking, Inc. collects samples from the secure facility at Copperstone and transports the samples to representatives of American Assay Laboratories (AAL) in Sparks, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to –10 mesh, pulverized to –150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. A total of 1,440 core samples and 1,569 reverse circulation samples from surface and 570 core samples from the underground drilling were assayed in duplicate. There is good correlation between the duplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. An additional 115 standards were inserted for assay for the drill holes announced here.

Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel deliver the samples to the check labs.

Additional information about Bonanza can be obtained at: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:

Catherine Tanaka, Investor Relations (604) 688-7523
American Bonanza Gold Mining Corp., Suite 1606-675 W. Hastings St., Vancouver, BC V6B 1N2